Exhibit 99.2

Sound Group Inc. Announces Special Cash Dividend

SINGAPORE, Mar. 31, 2026 (GLOBE NEWSWIRE) — Sound Group Inc. (“Sound Group” or the “Company”) (NASDAQ: SOGP), a global AI-powered audio company, today announced that its board of directors (the “Board”) has approved a special cash dividend of US$0.006 per ordinary share, or US$1.20 per American Depositary Share (“ADS”), to holders of ordinary shares and ADSs of record as of the close of business on April 22, 2026 (U.S. Eastern Time).

The aggregate amount of the cash dividend will amount to approximately US$5 million, with payments expected to be made on or around May 12, 2026, for holders of ordinary shares and ADSs. Holders of the Company’s ADSs will receive the cash dividend through Deutsche Bank Trust Company Americas, the depositary bank of the Company’s ADS program, subject to the terms and conditions of the deposit agreement.

Mr. Jinnan (Marco) Lai, Founder and Chief Executive Officer of Sound Group, commented, “Following a strong performance in 2025, we are pleased to reward shareholders for their long-term support with this return of capital. Over the past year, we delivered solid revenue growth and regained profitability, driven by the disciplined expansion of our audio-centric ecosystem and accelerating AI initiatives. Our portfolio of AI-powered applications are already beginning to generate meaningful commercial traction. This payout reflects the resilience of our business model and confidence in our long-term growth prospects. We remain committed to shareholder returns while maintaining the financial and operational flexibility to continue investing in innovation and our global expansion.”

About Sound Group Inc.

Sound Group Inc. (NASDAQ: SOGP) is a global AI-powered audio company on a mission to help people connect better and live happier. Leveraging its voice AI technologies and deep expertise in audio interaction, Sound Group is building a diverse ecosystem of intelligent audio products that cater to a global user base. By integrating technology, innovative products, and real-world data within a user-centric ecosystem, the Company generates a powerful growth flywheel that is driving continuous innovation and accelerating its global expansion. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sound Group Inc.

IR Department

E-mail: ir@soundgroupinc.com

Christensen Advisory

E-mail: soundgroup@christensencomms.com